SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-54A

NOTIFICATION OF ELECTION TO BE SUBJECT TO SECTIONS 55

THROUGH 65 OF THE INVESTMENT COMPANY ACT OF 1940 FILED

PURSUANT TO SECTION 54(a) OF THE ACT

The undersigned business development company hereby notifies the Securities and Exchange Commission that it elects, pursuant to the provisions of section 54(a) of the Investment Company Act of 1940 (the “Act”), to be subject to the provisions of sections 55 through 65 of the Act and, in connection with such notification of election, submits the following information:

Name: NGP Capital Resources Company

Address of Principal business Office (No. & Street, City, State, Zip Code):

125 E. John Carpenter Freeway, Suite 600

Irving, Texas 75062

Telephone Number (including area code): (972) 432-1440

Name and address of agent for service of process:

John H. Homier

125 E. John Carpenter Freeway, Suite 600

Irving, Texas 75062

Copy to:	Thompson & Knight LLP
1700 Pacific Avenue, Suite 3300
Dallas, TX 75201
Attention: Joe Dannenmaier
John T. Unger
Wesley P. Williams

Check one of the following:

☒	The Company has filed a registration statement for a class of equity securities pursuant to section 12 of the Securities Exchange Act of 1934. Give the file number of the registration statement or, if the file number is unknown or has not yet been assigned, give the date on which the registration statement was filed: August 16, 2004

☐	The company is relying on rule 12g-2 under the Securities Exchange Act of 1934 in lieu of filing a registration statement for a class of equity securities under that Act.

The file number of the registration as an investment company pursuant to Section 8(a) of the Act, if any, of the company: Not Applicable

The file number of the registration as an investment company pursuant to Section 8(a) of the Act, if any, of any subsidiary: Not Applicable

The undersigned company certifies that it is a closed-end company organized under the laws of Maryland and with its principal place of business in Texas; that it will be operated for the purpose of making investments in securities described in section 55(a)(1) through (3) of the Investment Company Act of 1940; and that it will make available significant managerial assistance with respect to issuers of such securities to the extent required by the Act.

SIGNATURES

Pursuant to the requirements of the Investment Company Act of 1940, as amended, the undersigned has caused this notification of election to be subject to sections 55 through 65 of the Investment Company Act of 1940 to be duly signed on its behalf in the city of Houston and state of Texas on the 13th day of August, 2004.

NGP Capital Resources Company

By:	/s/ John H. Homier
Name: Title:	John H. Homier President

Attest:	/s/ Richard A. Bernardy
Name: Richard A. Bernardy Title: Secretary